SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of October, 2001

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

            (Exact name of Registrant as specified in its charter)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                Form 20-F x                           Form 40-F


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                                   No   x


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

On October 23, 2001, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued a News Release announcing its third quarter 2001 financial results. A copy of this News Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

                                 EXHIBIT INDEX


                                                              Sequential
Exhibit        Description                                    Page Number
-------        -----------                                    -----------
 99.1          News Release dated October 23, 2001,                 5
               announcing Ciba Specialty Chemicals
               Holding Inc.'s third quarter 2001
               financial results.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 23, 2001                      CIBA SPECIALTY CHEMICALS
                                             HOLDING INC.,


                                             by /s/ Oliver Strub
                                             --------------------------
                                             Oliver Strub
                                             Corporate Counsel


                                             by /s/ Peter Sidler
                                             --------------------------
                                             Peter Sidler
                                             Senior Tax and Corporate
                                             Counsel